                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No.....)*

                            Ply Gem Industries, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   1 72941610
                                 --------------
                                 (CUSIP Number)

                   Richard D. Bohm, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
                        ---------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 24, 1997
                                  -------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1 72941610                13D







(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons                  Dana R. Snyder
                                                     SS:  ###-##-####
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box             (a)
                                               ---------------------------------
         if a Member of a Group                (b)
                                               ---------------------------------

--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------

(4)      Source of Funds                        00
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                          U.S.A.
--------------------------------------------------------------------------------
Number of Shares       (7) Sole Voting Power             919,711
Beneficially Owned         -----------------------------------------------------
by Each Reporting    (8) Shared Voting Power                   0
Person With                -----------------------------------------------------
                           (9) Sole Dispositive Power    919,711
                                    --------------------------------------------
                    (10) Shared Dispositive Power              0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                  919,711
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                  6.2%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                              IN

CUSIP No. 1 72941610                13D







                       CONTINUATION PAGES OF SCHEDULE 13D
                                    FILED BY
                                 DANA R. SNYDER

Item 1.  Security and Issuer.

                  The title of the class of equity securities to which this statement relates is the Common Stock, par value $.25 per share (the "Common Stock"), of Ply Gem Industries, Inc. a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 777 Third Avenue, New York, New York 10017.

Item 2.  Identity and Background.

                  (a)      The name of the person filing this statement is Dana
R. Snyder.

                  (b) The business address of Mr. Snyder is 777 Third Avenue, New York, New York 10017.

                  (c) The present principal occupation of Mr. Snyder is President and Chief Operating Officer of the Issuer. See Item 1 for the address of the Issuer. Mr. Snyder is also a director of the Issuer.

                  (d) Mr. Snyder has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Snyder has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)  Mr. Snyder is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Of the 919,711 shares of Common Stock beneficially owned by Mr. Snyder, 2,869 shares of Common Stock are owned by Mr. Snyder. The remaining 916,842 shares represent options to acquire Common Stock. Of the owned shares, 1,000 shares were aquired on the open market with the use of personal funds of Mr. Snyder and the remaining owned shares were acquired through the Issuer's employee stock purchase

CUSIP No. 1 72941610                13D






plan  through  a  combination  of  regular   payroll   deductions  and  matching
contributions by the Issuer. The options owned by Mr. Snyder were acquired through the grant of such options by the Issuer pursuant to various option plans of the Issuer.


Item 4.  Purpose of Transaction.

                  The Common Stock to which this statement relates were originally acquired for investment purposes. On June 24, 1997, the Issuer entered into an Agreement and Plan of Merger with Atrium Acquisition Holdings Corp. (the "Parent") and Atrium/PG Acquisition Corp. (the "Subsidiary") (such agreement, the "Merger Agreement"). Upon the consummation of the transactions contemplated by the Merger Agreement, the Common Stock of Issuer, including the shares benefi cially owned by Mr. Snyder, will be converted into the right to receive $18.75 per share in cash (less the exercise price of any options) or will be converted into shares of Atrium Corporation Common Stock in a manner to be agreed to by Mr.
Snyder and the Parent.

                  In connection with the execution of the Merger Agreement, Mr. Snyder entered into a Stockholders Agreement, dated June 24, 1997, with the Parent, the Subsidiary, and two other current executives of the Issuer (the "Stock holders Agreement"). Pursuant to the Stockholders Agreement, Mr. Snyder has agreed, on the terms and conditions set forth in the Stockholders Agreement
(i) to vote (or to grant the Parent a proxy to vote) the shares of Common Stock as to which he has voting power in favor of the Merger, (ii) to grant to Parent an irrevocable option to acquire the shares of Common Stock beneficially owned by Mr. Snyder if the Merger Agreement is terminated and (iii) to withhold from taking certain actions that would be inconsistent with the agreements contained in the Stockholders Agreement. A copy of the Stockholders Agreement is included as Exhibit A to the Merger Agreement, a copy of which is attached hereto as
Exhibit 1.

                  Except  as   provided   in  the  Merger   Agreement   and  the
Stockholders Agreement, Mr. Snyder has no plans or proposals which relate or would result in any of the actions specified in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) The equity securities to which this statement relates consists of: (i) 2,869 shares of Common Stock and (ii) 916,842 options to acquire shares of Common Stock, all

CUSIP No. 1 72941610                13D






of which are beneficially owned by Mr. Snyder. These equity securities represent approximately 6.2% of the outstanding shares of Common Stock.

                  (b) Mr. Snyder has the sole power to vote and dispose of each of these equity securities, subject to the Stockholders Agreement referred to in
Item 4.

                  (c) Except as described in Item 4, Mr. Snyder has not participated in any transaction involving Common Stock within the past sixty days other than through the Issuer's employee stock purchase plan.

                  (d)      N/A

                  (e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


          See Item 4

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Merger Agreement, including the Stockholders Agreement attached as Exhibit A thereto.

CUSIP No. 1 72941610                13D





Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 27, 1997


                           Signature:   /s/ Dana R. Snyder
                                        ------------------
                           Name/Title:  Dana R. Snyder